Exhibit 12.01

AllianceBernstein L.P.
Consolidated Ratio Of Earnings To Fixed Charges

	Years Ended December 31,
	2010	2009	2008
	(in thousands)

Fixed Charges:
Interest Expense	$2,078	$2,696	$13,077
Estimate of Interest Component In Rent Expense (1)	-	-	-
Total Fixed Charges	$2,078	$2,696	$13,077

Earnings:
Income Before Income Taxes and Non-Controlling	$465,622	$624,485	$944,229
Interest in Earnings of Consolidated Entities
Other	8,899	21,307	(72,965)
Fixed Charges	2,078	2,696	13,077
Total Earnings	$476,599	$648,488	$884,341

Consolidated Ratio Of Earnings To Fixed Charges	229.35	240.54	67.63

(1)	AllianceBernstein L.P. has not entered into financing leases during these periods.